Exhibit 99.1

CLBTW – Warrant Redemption FAQs

September 6, 2024

NOTICE: These FAQs do not constitute an offer to sell or the solicitation of an offer to buy any Cellebrite DI Ltd. (“Cellebrite” or the “Company”) securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

These FAQs do not replace the Notice of Redemption dated August 15, 2024, the Revised Notice of Redemption dated August 27, 2024 or the Notice of Redemption Fair Market Value dated August 30, 2024, or change, amend or modify any of their terms. The notices are also available at www.sec.gov.

FOR ADDITIONAL INFORMATION, PLEASE REFER TO:

For additional information, please visit the Cellebrite investor relations website at https://investors.cellebrite.com/. Questions concerning redemption or exercise of the warrants may be directed to Cellebrite’s Information Agent at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550
Stockholders and All Others Call Toll-Free: (800) 431-9643

Email: CLBTW@dfking.com

GENERAL INFORMATION

Q. What is the deadline to exercise my warrants?

A. Warrants must be exercised before 5:00 pm New York City time on September 16, 2024.

Q. What happens if I do not exercise my warrants by September 16, 2024 at 5:00 pm New York City time?

A. Any warrants that remain unexercised at 5:00 p.m. New York City time on September 16, 2024 will be void and no longer exercisable, and all rights thereunder and in respect thereof will cease, except the right of the holders to receive the Redemption Price of $0.10 per warrant, which will be reduced to $0.07 per warrant after giving effect to deduction of Israeli withholding tax at a rate of 30%.

Q. When will the warrants cease trading on the Nasdaq Stock Market, LLC (“Nasdaq”)?

A. The Company understands from Nasdaq that September 13, 2024 will be the last day on which the warrants will be traded on Nasdaq.

Q. How do I exercise my warrants?

A. At the direction of Cellebrite, Equiniti Trust Company, LLC (“Equiniti”) (as Warrant Agent) has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants and the Depositary Trust Company (“DTC”), which includes instructions on exercising your warrants. DTC has alerted broker participants. Most warrant holders hold their warrants in “street name” (that is, through a broker), and if you hold warrants through a broker and want information on how to exercise, you should contact your broker to exercise your warrants and for instructions on timing and procedure for exercising your warrants.

CASH EXERCISES

Q. How can warrant holders exercise their warrants for cash?

A. Registered holders of warrants should carefully read, complete and execute the Election to Exercise form included with the Revised Notice of Redemption dated, August 27, 2024, and send the completed and properly signed to the warrant agent, Equiniti Trust Company, LLC.

Street name holders should contact their brokers. For cash exercises, wire instructions will be provided to The Depository Trust Company (DTC) and will otherwise be provided upon request by the Warrant Agent, Equiniti Trust Company, LLC.

Q. What are the effects of Israeli tax withholding on an exercise for cash?

A. Any exercise for cash is subject to reduction on account of Israeli withholding tax payable by the Company unless the redeeming party pays the Company the amount of the withholding tax that the Company will have to withhold. The amount of the withholding tax will be 30% of the net value of the shares issued after deducting the exercise price. The cash amount of the withholding tax will be generated by the Company through the sale of shares.

Q. Is there any way to avoid Israeli tax withholding other than electing cashless exercise as a Qualified Holder?

A. You will receive the full amount of your election without any withholding tax if you choose to exercise for cash and are able to provide Cellebrite before the Redemption Date with (a) a valid Form 6166 Certification of U.S. Tax Residency or (b) a certificate of exemption from withholding from the Israeli Tax Authority which is reasonably acceptable to the Company. If you have either such documents, please contact our information agent (contact information provided above). Please note that obtaining either of the above-referenced tax exemption documents is a lengthy and involved process, and if you do not currently have such documents in your possession it is extremely unlikely that you will be able to obtain them before the Redemption Date. Under no circumstances will the Company review or accept any tax exemption document furnished after the Redemption Date.

CASHLESS EXERCISES

Q. How can warrant holders exercise their warrants on a “cashless” basis (referred to as a “Make-Whole Exercise in the notice of redemption)?

A. Warrants can be exercised on a “cashless” basis, in which the exercising holder will receive 0.342 Cellebrite Ordinary Shares (“Ordinary Shares”) per warrant exercised. This fractional amount has been determined in accordance with the terms of the Warrant Agreement based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Ordinary Shares during the 10 trading days immediately following the date on which the Notice of Redemption was sent to holders of warrants.

Q. What are the effects of Israeli tax withholding on a cashless exercise?

A. As long as the warrantholder is a “Qualified Holder” as defined in the Election to Purchase, a cashless exercise is exempt from any Israeli tax withholding pursuant to a ruling the Company obtained from the Israeli Tax Authority. The Company expects the vast majority of warrantholders to count as “Qualified Holders” and, accordingly, expects that the vast majority of warrantholders who elect cashless exercise will not be subject to Israeli withholding tax.

Q. Is there any way to avoid Israeli tax withholding when effecting a cashless exercise other exercising as a Qualified Holder?

A. No.

Q. What is the Redemption Fair Market Value?

A. The Redemption Fair Market Value is $16.72, the volume weighted average price of Cellebrite Ordinary Shares during the 10 trading days immediately following the date on which the Notice of Redemption was sent to warrant holders. On August 30, 2024, we announced the Redemption Fair Market Value by issuing the Notice of Redemption Fair Market Value and a corresponding press release and current report on Form 6-K with the Securities and Exchange Commission. Also on August 30, 2024, we announced that warrant holders who exercise their warrants on a “cashless” basis before the Redemption Date (5:00 pm New York City time on September 16, 2024) will receive 0.342 Cellebrite Ordinary Shares per warrant exercised.

Q. What is the difference between a cashless exercise and exercising for cash?

A. If you are a Qualified Holder holding 1,000 warrants and elect to exercise them on a cashless basis, you will receive 1,000 x 0.342 = 342 Cellebrite Ordinary Shares, which based on the closing price of $16.96 for the Cellebrite Ordinary Shares on August 29, 2024 have a value of $5,800. If you are a non-Qualified Holder and elect to exercise on a cashless basis, then Equiniti will cause the sale of a sufficient number of Ordinary Shares to cover the 30% Israeli withholding tax before delivering the remaining balance of the Ordinary Shares to the Non-Qualified Holder.

If you hold 1,000 warrants and elect to exercise on a cash basis for $11.50 per share, you will receive 1,000 shares with a value of $16,960. Subtracting the $11,500 exercise price results in net value of $5,460. This amount would be subject to a further tax withholding deduction equal to 30% of such net value effected through the sale of shares resulting in a net value of $3,822.

The amounts set forth herein, including the share price, are for illustrative purposes only.

Q. What happens if I exercise my warrants and I am entitled to a fractional share?

A. If any holder of warrants would, after taking into account all of such holder’s warrants exercised at one time, be entitled to receive a fractional Ordinary Shares, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

NOTICE OF GUARANTEED DELIVERY

Q: May brokers utilize Notice of Guaranteed Delivery?

A: Yes, any broker that provides a Notice of Guaranteed Delivery by the Redemption Date shall have until 5:00 p.m. New York City Time on September 17, 2024 to deliver the warrants to Equiniti via DWAC. In the case of a Notice of Guaranteed Delivery related to an exercise for cash, the cash payment must be delivered to Equiniti by the Redemption Date as well or the Notice of Guaranteed Delivery shall be deemed invalid.

Q: What happens if a broker utilizing a Notice of Guaranteed Delivery does not DWAC the warrants to Equiniti by 5:00 p.m. New York City Time on September 17, 2024?

A: Any warrants subject to a Notice of Guaranteed Delivery that are not delivered via DWAC to Equiniti by 5:00 p.m. New York City Time on September 17, 2024 shall not be entitled to be exercised and shall be redeemed for the Redemption Price of $0.10 per warrant, which will be reduced to $0.07 per warrant after giving effect to deduction of Israeli withholding tax at a rate of 30%.

Q: Are there guidelines for the instructions that brokers must send to Equiniti in connection with a Notice of Guaranteed Delivery?

A: Yes, each broker surrendering warrants pursuant to a Notice of Guaranteed Delivery must deliver a single set of instructions to Equiniti for all of its holders. The instructions must have a medallion guarantee and explicitly state how each warrant subject to the Notice of Guaranteed Delivery is to be exercised.

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